SOL V. SLOTNIK, P.C.

11 East 44th Street-19th Floor

New York, New York 10019

Tel. (212) 687-1222

Fax (212) 986-2399

July 23, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn: Barbara C. Jacobs, Assistant Director

Attn: Jan Woo, Staff Attorney

Attn: Patrick Gilmore, Accounting Branch Chief

Attn: David Edgar, Staff Accountant

RE:	Skkynet Cloud Systems, Inc. Registration Statement on Form S-1 Filed April 26, 2012 File No. 333-180951

Ladies and Gentlemen:

This letter is a point by point response to your letter of comments dated July 10, 2012 concerning Amendment No. 1 filed on June 27, 2012 (“Amendment 1”) to the registration statement on Form S-1 (“registration statement”) of Skkynet Cloud Systems, Inc. (“Skkynet” or the “Company”) filed with the Securities and Exchange Commission on April 26, 2012. The comment concerned the requirement that the registration statement be amended to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X and for the Company to revise its disclosure as necessary.

For convenience we have reproduced the text of the comment and provided the Company’s response immediately below the text. We are simultaneously filing Amendment No. 2 (“Amendment 2”) to the registration statement, and where relevant we have referred to changed pages in the registration statement including the preliminary prospectus.

Comment (unnumbered)

Please amend your registration statement to include the appropriate information financial statements as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2012

Response: The Company has filed Amendment 2 in which the following sections have been revised to describe and reflect the Company’s unaudited financial statements through and including the period ended April 30, 2012. All numbers in parentheses are to specific pages in the preliminary prospectus filed as part of Amendment 2:

Summary Financial Data (2-3);

Consolidated Balance Sheets (F-3);

Consolidated Statement of Operations (F-4);

Consolidated Statement of Stockholders’ Deficit (F-5)

Consolidated Statement of Cash Flows (F-6);

Management Discussion and Analysis (33, 34 and 35).

For convenience of review we are filing the same exhibits with Amendment 2 as were previously filed with Amendment 1.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions regarding the Company’s enclosures to the undersigned at (212) 687-1222 or by e-mail to slotnik@mindspring.com Thank you.

Sincerely,

/s/ Sol V. Slotnik
Sol V. Slotnik

cc:	Via e-mail Richard C. Fox, P.A. Andrew S. Thomas Paul E. Thomas Lowell Holden